Via Facsimile and U.S. Mail
Mail Stop 4720

June 3, 2010

Mr. Jan J. Nooitgedagt
Chief Financial Officer
Aegon N.V.
AEGONplein 50
PO Box 85
2501 CB The Hague
The Netherlands

> **Re:** **Aegon N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **File No. 1-10882**

Dear Mr. Nooitgedagt:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects
5.2 Application of Critical Accounting Policies – IFRS Accounting Policies
v. Impairment of financial assets, page 75

1. Mortgage-backed securities represent EUR 10.8 billion of your fixed income securities. Regarding the EUR 6.7 billion of mortgage backed securities with unrealized losses, please revise your disclosures to discuss the level of recent cash flows compared to the projected cash flows underlying your mortgage backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally

projected cash flows please tell us the factors considered in concluding that the investments are not impaired.

2. You indicate on page 79 that despite the "continued decline in the margin of safety on your negative amortization mortgages during 2009, your cash flow models indicated full recovery of principal and interest." The magnitude of decline in fair value of some of your debt instruments, specifically your Alt-A and negative amortization floaters residential mortgage backed securities, may be indicative of an impairment. Please revise your disclosures to address the following:

   - Clarify what you mean by "margin of safety".
   - Explain why the unrealized losses in this investment portfolio are not indicative of an impairment.
   - Disclose the assumptions used in the cash flow models along with significant quantitative factors used in its determination that justify full recovery of principal and interest.

3. Please tell us why you use a EUR 25 million threshold for discussing the potential impairment of individual securities, how this amount was determined and why t*h*is basis is reasonable.

4. For each of those individual issuers with unrealized losses greater than EUR 25 million identified in this section, please revise to quantify the severity and duration of the unrealized loss.

Asset Backed Securities
ABS- Subprime Mortgage Exposure, page 81

5. Please disclose and quantify the significant assumptions used in the cash flow models that justify full recovery of principal and interest.

Aging and severity unrealized losses, page 88

6. You disclose an unrealized loss of EUR 930 for securities whose carrying value has been 70% or less than amortized cost for longer 24 months. Please identify for us the 10 securities with the largest dollar amount of unrealized loss comprising this category and explain why each is not impaired.

5.3 Results of Operations- 2009 compared to 2008, page 93

7. You disclose that you believe the use of your non-GAAP measures provides meaningful measures for the investing public to evaluate your business relative to your peers. Please revise your disclosure to indicate who you believe your peers

are and provide us a few examples, using the peers you have identified, that
shows how the measure can be used to evaluate your business against your peers.

5.5 Liquidity and capital resources
Highlights of 2009, page 122

8. You disclose that $650 million of additional regulatory capital was made
    available for your U.S. operations via a transaction that realized the value of a
    portion of future profits from an existing book of traditional life business. Please
    explain this transaction to us. In your response, clarify how the transaction made
    additional regulatory capital available and how you accounted for the transaction
    under IFRS. Reference for us the authoritative literature you relied upon to
    support your accounting.

5.8 Contractual Obligations and Commitments
iv. Collateral
Assets accepted, page 128

9. Please revise your disclosure to clarify whether and to what extent you are
    required to post additional collateral.

Notes to consolidated financial statements of AEGON N.V.

2. Summary of significant accounting policies
2.19 Insurance contracts, page 225

10. Please revise your policy disclosure to indicate the body of GAAP that you follow
    to account for insurance contracts.

11. You disclose in Note 2.19f. Liability adequacy testing on page 226 that to the
    extent that your liability adequacy test involves the discounting of future cash
    flows the interest rate applied is based on either market rates or your expectation
    of the future return on investments. Please revise your policy disclosure to clarify
    if this means you consider future investment income in that test.

3. Critical Accounting Estimates and judgment in applying accounting policies
Valuation of assets and liabilities arising from life insurance contracts, page 233

12. Regarding your final agreement with Stichting Verliespolis and Stichting
    Woekerpolis Claim, please tell us why the total cost of the improvements to the
    policies under this agreement estimated to be EUR 250 million do not have an
    impact on your 2009 income statement. Please clarify for us whether the portion
    of the settlement related to prior years was specifically accrued either as a
    provision under IAS 37 or under your applicable insurance standards.

4. Financial and Insurance Risks
General, page 243

    13. Please revise your sensitivity analyses provided for your currency exchange rate, interest rate and equity market and other investment risks to indicate that the changes presented are reasonably possible. Otherwise, please revise these sensitivity analyses to present changes that are reasonably possible. Please see paragraph 40(a) of IFRS 7.

5. Segment Information, page 266

    14. Please revise your disclosure to present the entity-wide disclosures about products and services as required by paragraph 31 of IFRS 8 or tell us where this information is presented elsewhere in your filing. In addition, please clarify why you present your non-life insurance business financial information separately on page 269 and do not present similar information for your life insurance business.

    15. Also, on page 216 you indicate the lines of business that each of your reportable segments operates. Please revise your disclosure to identify in what revenue category (e.g. life insurance gross premiums, accident and health, or general) each of the lines of business falls into.

16. Convertible core capital securities, page 291

    16. You disclose that the State of the Netherlands loaned EUR 3 billion to Vereniging AEGON, your major shareholder. In turn, Vereniging AEGON purchased convertible core capital securities from you. Please explain to us why your convertible core capital securities qualify for equity classification and reference for us the authoritative literature you relied upon to support your accounting. In your response, please ensure you address:

- What consideration was given to the liability characteristics of the loan to Vereniging AEGON; and
- Why the option of the Dutch State and Vereniging AEGON to receive payment in cash if you choose to convert the securities into common stock as disclosed on page 156 does not require liability treatment under paragraph 16(a) of IAS 32.

17. Other equity instruments, page 292

    17. Please explain to us why your perpetual cumulative subordinated bonds are classified in equity. Please reference for us the authoritative literature you relied upon to support your accounting.

43. Other charges, page 316

    18. You disclose the EUR 385 million loss resulting from the sale of AEGON Taiwan in 2009. Please explain to us why you had no impairment charges in a prior period related to these operations.

* * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                    Sincerely,

                                    Jim B. Rosenberg
                                    Senior Assistant Chief Accountant